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                               January 25, 2021

       Steve Whaley
       Principal Accounting Officer and Controller
       Copper Property CTL Pass Through Trust
       6501 Legacy Dr.
       Plano, TX 75024

                                                        Re: Copper Property CTL
Pass Through Trust
                                                            Form 10-12G
                                                            Filed December 29,
2020
                                                            File No. 000-56236

       Dear Mr. Whaley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed on December 29, 2020

       General

   1. Please provide an organizational chart or other visual representation of your structure assuming that the
PropCo Formation Transactions have occurred.
       Item 3. Properties, page 27

   2. We note your disclosure elsewhere that the retail master lease is subject to a 50% rent abatement for the first
year. By footnote, please also present the total annual rent net of abatement and any other
tenant concessions or advise.
 Steve Whaley
FirstName  LastNameSteve
Copper Property  CTL Pass Whaley
                          Through Trust
Comapany
January 25,NameCopper
            2021       Property CTL Pass Through Trust
January
Page 2 25, 2021 Page 2
FirstName LastName
Item 7. Certain Relationships and Related Transactions and Director
Independence
Registration Rights Agreement, page 30

3. We note your disclosure that you express no view as to whether a person would be deemed an "underwriter," but that you do intend to enter into resale registration rights agreements with certain holders who may not be able to freely transfer their securities.
         Please clarify if you have identified certificate holders who will require resale registration for their certificates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction